

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

By U.S. Mail and Facsimile to: (858) 756 – 8301

John M. Eggemeyer
Chief Executive Officer
White River Capital, Inc.
6051 El Tordo
P.O. Box 9876
Rancho Santa Fe, California 92067

>   **Re: White River Capital, Inc.**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
>   **Quarterly Report on Form 10-Q for the quarters ended March 31, 2010,**
>   **June 30, 2010 and September 30, 2010**
>   **Filed March 15, 2010, May 11, 2010, August 6, 2010 and November 12, 2010**
>   **File No. 001-33257**

Dear Mr. Eggemeyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business

Geographic Concentration, page 5

1.   Please disclose separately the number of contracts acquired by Coastal Credit in each of the four regions in which it operates and their respective dollar volumes as of the last fiscal year's end.

<u>Competition, page 7</u>

2.   Please advise us, with a view towards revised disclosure, whether Coastal Credit is
        dependent upon its relationship with any one dealer, or a few major dealers, the loss of
        any one or more of which would have a material adverse effect on it. Refer to Item 101 of
        Regulation S-K.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities</u>

<u>Purchases of Equity Securities by White River and Affiliated Purchasers, page 18</u>

3.   Provide by footnote to the table the information required by Instruction 2 to paragraphs
        (b)(3) and (b)(4) of Item 703, including the expiration date (if any) of the share
        repurchase program.

<u>Item 7. Management's Discussion and Analysis . . . , page 18</u>

4.   On page 2 of your 10-K and in the Management's Discussion portions of your 10-Q's
        you indicate that a significant percentage of your loans are made to military personnel.
        On page 8 you indicate that your loans to military personnel may be impacted by the
        Servicemembers' Civil Relief Act. Please provide us with details regarding the total
        amount of loans that have been subject to deferments, modifications, or interest rate
        reductions as a result of this statute and consider appropriate revisions to your
        Management's Discussion in your next report on Form 10-K or 10-Q.

<u>Item 10. Directors, Executive Officers and Corporate Governance, pages 7 - 8 of Definitive
Proxy Statement on Schedule 14A</u>

5.   Please disclose the dates during which John M. Eggemeyer has served as the Founder and
        Chief Executive Officer of Castle Creek Capital LLC and Castle Creek Financial LLC.

6.   We note your disclosure that "Mr. Eggemeyer currently serves as a director of three other
        banking organizations, two of which he serves as Chairman of the Board, in addition to
        his service with White River . . . ." However, the "Current Directors/Director Nominees"
        table does not disclose the name of the banking organization for which Mr. Eggemeyer
        currently serves as a director (but not as Chairman of the Board). Please revise your
        future filings to include this disclosure.

Item 11. Executive Compensation

Amended and Restated Employment Agreement of Martin J. Szumski, page 17 of Definitive Proxy Statement on Schedule 14A

7.   We note your disclosure that "[f]or each year during the term of the agreement, Mr. Szumski will be eligible to receive an annual performance bonus to be determined by the Chief Executive Officer of White River, subject to approval by the Compensation and Governance Committee of White River's Board of Directors . . . ." Please disclose how your Chief Executive Officer will determine the amount of any such bonus, or clarify that the amount of any bonus is discretionary.

Salary Arrangement with Mr. Eggemeyer, page 18 of Definitive Proxy Statement on Schedule 14A

8.   We note your disclosure that you have agreed to pay John M. Eggemeyer, your Chairman of the Board and Chief Executive Officer, an annual base salary of $175,000 pursuant to an unwritten arrangement. Please disclose the material terms of such arrangement. Refer to Item 402(o)(1) of Regulation S-K. Please also file a written description of all significant terms of your undocumented agreement with Mr. Eggemeyer discussed in your March 12, 2010 report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

Item 13. Certain Relationships and Related Person Transactions . . . , page 12 of Definitive Proxy Statement on Schedule 14A

Castle Creek Relationships

9.   We note your disclosure that ". . . on November 12, 2009, the Castle Creek Funds made in-kind distributions of an aggregate of 675 shares of common stock to Castle Creek, which in turn made an in-kind distribution of such shares to its members . . . ." Please advise us whether such distributions were of shares of the common stock of White River Capital, Inc..

Item 14. Principal Accounting Fees and Services, page 23 of Definitive Proxy Statement on Schedule 14A

10.   In your future filings please provide a more detailed description of the services comprising the fees disclosed under "All Other Fees." Refer to Item 9(e)(4) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Senior Attorney